

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 15, 2025

Jason Long
Chief Executive Officer
WaterBridge Infrastructure LLC
5555 San Felipe Street, Suite 1200
Houston, Texas 77056

> **Re: WaterBridge Infrastructure LLC**
> **Draft Registration Statement on Form S-1**
> **Submitted April 18, 2025**
> **CIK No. 0002064947**

Dear Jason Long:

We have reviewed your draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Basis of Presentation, page ii

1. We note your disclosure that NDB Midstream and WBEF were not under common control for the periods presented and NDB Midstream is the accounting acquirer in the WaterBridge Combination. We also note disclosure on page 1 that WBEF and NDB Operating, are deemed your predecessors for accounting purposes. Please address the following comments:

    *   Please clarify the relationship between NDB Midstream and NDB Operating and tell us your ownership interest in each entity.
    *   Tell us why you state here that NDB Midstream is the accounting acquirer, but state that NDB Operating is the accounting acquirer in the pro forma financial

statements on page F-9.

- In regard to common control of NDB Midstream and WBEF, provide us with your analysis as to why such entities are not under common control. Present any factors you considered beyond equity ownership, and the weight given to such factors.
- Clarify how you concluded that WBEF and NDB Operating are deemed your predecessors for accounting purposes and how it relates to your disclosure here that NDB Midstream is the accounting acquirer of WBEF.

Summary
Our Assets, page 3

2.   We note your disclosure regarding an open season, scheduled to have concluded on May 1, 2025, to solicit commitments from E&P companies to support your construction of a large diameter transportation pipeline, which you refer to as the "Speedway Pipeline," that will extend across the northern Delaware Basin and connect Eddy and Lea counties to out-of-basin pore space in the Central Basin Platform owned by LandBridge. Please expand your disclosure to discuss the timing and anticipated cost of development of this asset.

Competitive Strengths
Experienced Management Team that Pioneered Large-Scale Water Infrastructure Development
Proven Track Record of Prudent, High-Return Capital Allocation, page 12

3.   We note your disclosure in these sections. Please also include disclosure cautioning potential investors that the prior performance of entities or projects in which management has been involved is not indicative of your future performance.

Corporate Reorganization, page 15

4.   To facilitate an understanding of the nature of the transactions, please identify your corporate reorganization as an "Up-C" in your summary and elsewhere throughout your prospectus. Please also expand your summary disclosure to explain the business or strategic rationale for why this corporate structure was selected and discuss the significant material benefits to the parties involved.

Organizational Structure, page 19

5.   Please update the corporate structure diagrams situated on pages 18 and 19 to include the ownership interests of the entities depicted. In addition, please update both diagrams to separately identify and present WaterBridge NDB Operating LLC and WaterBridge Equity Finance LLC.

A loss of one or more significant customers could have a material adverse effect, page 40

6.   You disclose here that for the year ended December 31, 2024 two customers collectively represented 31% of your total water-related revenues; that each individually comprised 21% and 11% of your total accounts receivable, on a pro forma basis, as of December 31, 2024; and that they collectively represented 32% of

your total accounts receivable at such date. To the extent you are substantially dependent on any agreements or arrangements with these customers, please describe the material terms of such agreements and arrangements and file the agreements as exhibits to your registration statement. Refer to Item 601(b)(10) of Regulation S-K. If you believe you are not substantially dependent on the agreements, please provide us an analysis to explain your basis.

Future sales of Class A shares, or the perception that such sales may occur, may depress our share price, page 51

7.   Please revise your risk factor to disclose the number of shares subject to the Registration Rights Agreement.

Certain of our directors and officers may have significant duties with, and spend significant time serving, other entities, page 53

8.   Please revise this risk factor to discuss how much time each member of management expects to devote to the company.

Our Operating Agreement will designate the Court of Chancery of the State of Delaware as the sole and exclusive forum, page 57

9.   We note your disclosure that your Operating Agreement will provide that, unless you consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware does not have jurisdiction, the Superior Court of the State of Delaware, or, if the Superior Court of the State of Delaware does not have jurisdiction, the United States District Court for the District of Delaware, in each case, subject to that court having personal jurisdiction over the indispensable parties named defendants therein) will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for any derivative action. We further note your disclosure that "Our Operating Agreement will also provide that, to the fullest extent permitted by applicable law, the United States District Court for the District of Delaware will be the sole and exclusive forum for resolving any complaint asserting a cause of action under the Securities Act. This provision would not apply to claims brought to enforce a duty or liability created by the Exchange Act, the Securities Act or any other claim for which the federal courts have exclusive jurisdiction." Please revise to clarify the applicability of your choice of forum provision(s) to Securities Act claims.

Use of Proceeds, page 64

10.   You state here that you intend to use a portion of your offering proceeds to purchase, in full, the OpCo preferred equity interests held by the Legacy Preferred Holder; however, the introduction to your pro forma financial statements on page F-5 and the transaction accounting adjustments footnote on page F-10 indicate that a portion of the net proceeds will be used to pay a "distribution to preferred shareholders." Please clarify or revise this discrepancy.

11.   We note your disclosure that OpCo intends to use the remaining net proceeds from the offering to repay outstanding indebtedness of WaterBridge Operating and its

subsidiaries. Please provide the disclosure required by Instruction 4 to Item 504 of Regulation S-K.

Dividend Policy, page 65

12.   We note your disclosure that you intend to pay dividends on your Class A shares in amounts determined from time to time by your board of directors. We also note your disclosure on page 52 that your board of directors will take into account, amongst other things, your financial condition, results of operations, and cash flows from operations when declaring and paying dividends. You also disclose on page 82 that you expect your primary sources of liquidity to be cash flows from operating activities and, if required, proceeds from borrowings under your credit facilities. Finally, you state that you expect that your primary liquidity and capital requirements will be for your operating expenses, servicing of debt, the payment of dividends to your shareholders, if any, general company needs and investing in your business.

Indicate the extent to which the operating cash flows for 2024 would have supported your capital requirements, capital expenditure plans, and dividend payments if you elected to declare a dividend for that period. To the extent there is a cash deficiency, quantify that amount and explain the extent to which your reliance on external funding would have increased to cover your cash requirements.

Capitalization, page 66

13.   Please include a column for the Registrant, WaterBridge Infrastructure LLC ("WaterBridge"), in your capitalization table.

Overview, page 69

14.   Please provide support for your belief that you operate the largest water infrastructure network in the United States.

Security Ownership of Certain Beneficial Owners and Management, page 132

15.   Please revise your beneficial ownership table to disclose the natural person or persons who exercise sole or shared voting and/or dispositive powers with respect to the shares held by WBR Aggregator, NDB Holdings, and Devon Holdco. Refer to Item 403 of Regulation S-K and Exchange Act Rule 13d-3.

Unaudited Pro Forma Financial Statements
Notes to Unaudited Pro Forma Condensed Combined Financial Statements
Note 2: Basis of Presentation, page F-9

16.   Please provide us with a detailed analysis under ASC 805-10-25-4 as to why NDB Operating is the accounting acquirer in the WaterBridge Combination.

Financial Statements , page F-17

17.   Please update Note 1. Organization and Nature of Operations on pages F-17 and F-42 to quantify Five Point's ownership interest in WaterBridge NDB Operating LLC and WaterBridge Equity Finance LLC, respectively, as of the balance sheet date.

Exhibits

18. Please tell us what consideration you gave to filing the following agreements as exhibits :

- Produced water facilities agreements with LandBridge
- Supply water facilities agreement with Landbridge
- Surface use agreement with LandBridge
- Solids waste handling agreements and produced water offload agreements with Desert Environmental
- Long-term strategic partnership agreement with Devon described on pages 2 and 10
- Shared Services Agreement with LandBridge and Desert Environmental

Refer to Item 601(b)(2) and Item 601(b)(10) of Regulation S-K.

General

19. Throughout your filing you refer to WaterBridge Equity Finance LLC ("WBEF") and WaterBridge NDB Operating LLC ("NDB Operating") as predecessors. Please define and explain what "predecessors," "predecessors for accounting purposes," and "co-predecessor" signify and are meant to represent.

In addition, tell us what you expect to present as historical predecessor financial statements in future periodic filings, such as a Form 10-K. As an example, tell us which entity or entities will be presented as your historical financial statements as of and for the year ended December 31, 2024 in a future Form 10-K.

20. Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

Please contact John Cannarella at 202-551-3337 or Yong Kim at 202-551-3323 if you have questions regarding comments on the financial statements and related matters. Please contact Claudia Rios at 202-551-8770 or Liz Packebusch at 202-551-8749 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Ryan Maierson, Esq.